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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES
Plan number: 007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867
IRS Employer Identification Number: 33-0379007

AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES

INDEX

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the AVX Corporation 401(k) Plan for Hourly-Paid Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AVX Corporation 401(k) Plan for Hourly-Paid Employees (the "Plan") at December 31, 2002 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 25, 2004

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AVX CORPORATION
401(k) PLAN FOR HOURLY PAID EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2002 and 2003

	2002	2003
Assets:
Investments, at fair market value:
Company Common Stock	$1,354,056	$2,521,836
Affiliate Company American Depository Shares	1,611,458	1,966,651
U.S. Government Securities	1,872,608	2,225,342
Mutual Funds	2,673,055	3,858,812
Allocated share of Trust net assets	1,384,150	2,048,812
Participant Loans	1,045,094	1,021,282
Total Investments	9,940,421	13,642,735

Receivables:
Employer contributions	275,531	262,160
Participant contributions	17,511	21,328
Total Receivables	293,042	283,488

Cash	94,352	123,447

Net assets available for benefits	$10,327,815	$14,049,670

The accompanying notes are an integral part of the financial statements.

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AVX CORPORATION
401(k) PLAN FOR HOURLY PAID EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2003

Additions to net assets attributed to:	2003
Investment income:
Net appreciation in fair value of investments	$1,923,415
Interest and dividends	135,919
Allocated share of Trust investment activities	504,569
Loan activity	67,482
Net investment income	2,631,385

Contributions:
Participant	1,052,517
Employer	672,751
Total contributions	1,725,268
Total additions	4,356,653

Deductions from net assets attributed to:
Benefits paid to participants	541,700
Administrative expenses	91,181
Plan transfers out	1,917
Total deductions	634,798

Net increase	3,721,855

Net assets available for benefits:
Beginning of year	10,327,815
End of year	$14,049,670

The accompanying notes are an integral part of the financial statements.

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AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

The following is a brief description of the AVX 401(k) Plan for Hourly-Paid Employees (the "Plan"). Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation at the Myrtle Beach, Conway and Olean facilities who have at least three months of service. Except for assets in the Seligman Master Trust, Plan assets are co-invested with assets in pooled separate accounts at HSBC Bank USA ("Trustee"). The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions:

Employee contributions are limited to the lesser of fifteen percent (15%) of each participant's annual compensation or $12,000. AVX Corporation (the "Company") makes monthly employer matching contributions in an amount equal to sixty-six and two third percent (66 2/3%) up to three percent (3%) of the participant's compensation. Each year the Company also makes a fixed contribution to the Plan equal to one percent (1%) of each participant's annual compensation, except to participants who are hourly employees at the Olean facility. For certain members over the age of 60, as of January 1, 1996, there is an additional fixed contribution.

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation, as defined in the Plan's provisions, or $40,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the final valuation date in any year, shall be used to reduce the future employer fixed contributions. At December 31, 2002 and 2003, net forfeited non-vested accounts totaled $30,758 and $11,641, respectively. In 2003, employer contributions were reduced by $30,758 from forfeited non-vested accounts.

Participant Accounts:

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings; and, charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions at one hundred percent (100%) per year thereafter. Company matching contributions are fully vested.

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching contribution account. A participant may also elect to take his distribution in the form of shares of, an affiliate of the Company, Kyocera Corporation American Depository Shares ("ADS") and AVX Common Stock which will be paid in shares with any partial shares paid in cash. With certain limitations, participants may elect to defer distributions until a later date.

Participant Loans:

Participants' loans are held in the Consolidated Loan Fund. With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar type loans prevailing at the time the loan is made. All scheduled loan repayments are made through payroll deductions and early loan payoff may be submitted by participants via check or money order. Plan provisions for participants at the Olean facility do not include participant loans.

Administrative Expenses:

All expenses that arise in connection with the administration of the Plan and the Trust shall be paid out of the trust fund.

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

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Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Investments:

Except for assets in the Seligman Master Trust, the Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

T. Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund is not an investment alternative for any future contributions.

Seligman Equity Portfolio: The Seligman Equity Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund gives participants the opportunity to share in the success and growth of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

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Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 Index by investing in each of the Index's 500 stocks according to each stock's weighting in the Index.

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies. This fund is not an investment alternative for any future contributions.

Lord Abbett Mid-Cap Value Fund: The Lord Abbett Mid-Cap Value Fund seeks capital appreciation. Under normal circumstances, the Fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion. This fund option was added during the 2003 Plan year.

PIMCO Total Return Fund: The PIMCO Total Return Fund seeks maximum total return by investing primarily in fixed income securities of varying maturities. This fund option was added during the 2003 Plan year.

Kyocera Stock Bonus Fund: The Kyocera Stock Bonus Fund consists of investments in Kyocera Corporation American Depository Shares.

AVX Stock Bonus Fund: The AVX Stock Bonus Fund consists of investments in AVX Corporation Common Stock.

Contributions may be invested in cash or short-term investments in such amounts as the Trustee deems necessary for the purposes of the operations of the Trust. A participant may change his investment election monthly.

The market values of the following investments represent 5% or more of the Plan's total assets available for benefits for the years ended December 31, 2002 and 2003, respectively:

December 31,	2002	2003
Kyocera Stock Fund	$670,598	$922,389
AVX Stock Fund	1,044,474	2,022,704
Kyocera Stock Bonus Fund	940,860	1,044,262
Seligman Equity Value Portfolio	1,384,150	2,048,812
Vanguard Treasury Money Market Fund	1,872,608	2,225,342
T. Rowe Price Spectrum Income Fund	1,158,477	793,916
Loan Fund	1,045,094	1,021,282
Templeton Foreign Fund	*	741,537
Janus Fund	*	746,030

*Amounts were less than 5% of the Plan's total assets available for benefits for the respective year.

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During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,923,415 as follows:

Company Common Stock	$1,032,363
Affiliate Company Common Stock	296,718
U.S. Government Securities	(4,406)
Mutual Funds	598,740
Total	$1,923,415

Valuation of Investments:

Quoted market prices are used to value investments. Shares of mutual funds and the Seligman Master Trust are valued at the net asset value of shares held by the Plan at the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value. Investments in securities (ADS, corporate and government bonds and notes and common and preferred stocks) traded on a national securities exchange are valued at the end of each business day. Temporary cash investments are invested in the HSBC Short-term Temporary Investment Fund and are valued at quoted market prices.

Concentrations of credit risk with respect to investments are limited due to the large number of investments and their dispersion across many different industries and geographies. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

3. Investments in Trust:

For the Seligman Master Trust, the Plan's allocated participation in the Trust, as well as the individual participants' balances comprising the Plan's participation in the Trust, is determined by adding or deducting the Plan's contributions and benefit payments made into the Trust and a proportionate share of the other changes in the Trust's net assets (related principally to investment activities), based on the relative interest of the Plan's net assets to the Trust's net assets at the beginning of the plan year.

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4. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2002	2003
Net assets available for benefits per the financial statements	$10,327,815	$14,049,670
Amounts allocated to withdrawing participants	(3,506)	(15,544)
Net assets available for benefits per Form 5500	$10,324,309	$14,034,126

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended
December 31,
2003
Benefits paid to participants per the financial statements	$541,700
Add: Amounts allocated to withdrawing participants at December 31, 2003	15,544
Less: Amounts allocated to withdrawing participants at December 31, 2002	3,506
Benefits paid to participants per Form 5500	$553,738

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 but not yet paid as of that date.

6. Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.

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Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance. The plan administrator and the Plan's tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Related-Party Transactions:

Certain Plan investments are shares of mutual funds managed by HSBC Bank U.S.A. HSBC Bank U.S.A. is the trustee and recordkeeper as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $72,957 for the year ended December 31, 2003.

The Plan allows for investment in shares of Company stock and in Kyocera Corporation ADS. As of December 31, 2003, the Plan held investments of $2,521,836 or 151,735 shares of AVX common stock and $1,966,651 or 29,353 shares of Kyocera ADS.

8. Interest In Master Trust (UNAUDITED):

The Plan's allocated share of the Seligman Master Trust net assets was approximately 11.5% at December 31, 2002 and 13.9% at December 31, 2003.

At December 31, 2002 and 2003, the financial position of the Trust was as follows:

	2002	2003
Assets:
Investments at Fair Market Value:
Seligman Equity Value Portfolio:
Common Stock	$11,443,458	$14,298,849
Short-term Temporary Investments	179,129	128,425
Total Investments	11,622,587	14,427,274

Cash	(8,628)	(3,364)

Receivables:
Employer contributions	362,408	275,765
Interest and dividends	43,661	36,360
Total Receivables	406,069	312,125

Net Assets	$12,020,028	$14,736,035

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The change in Trust net assets for the year ended December 31, 2003 was as follows:

2003
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$3,432,458
Interest and dividends	359,087
Net investment income	3,791,545

Contributions:
Company contributions	678,870
Participant contributions	480,933
Total contributions	1,159,803
Loan repayments	235,623
Total additions	5,186,971

Deductions from net assets attributed to:
Benefit payments and withdrawals	1,644,248
Administrative expenses	15,951
Loan activity	197,798
Investment fund transfers	612,967
Total deductions	2,470,964
Net increase	2,716,007

Net assets available for benefits:
Beginning of year	12,020,028
End of year	$14,736,035

9. Subsequent Event:

Effective January 1, 2004, members of the following groups and their accounts (other than the portion attributable to the non-discretionary contribution feature), totaling $4,879,145, were transferred into the Plan from the AVX Corporation Retirement Plan:

Employees of AVX Filters Corporation
Hourly-paid factory employees of AVX Tantalum Corporation
Hourly-paid employees of the Company at Colorado Springs
Hourly-paid employees of the Company at the Atlanta Warehouse

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION 401(k) PLAN FOR HOURLY- PAID EMPLOYEES

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 28, 2004

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	AVX CORPORATION 401(k) PLAN FOR HOURLY PAID EMPLOYEES
	PN 007
	EIN 33-0379007
	Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
	As of December 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

		Company Common Stock:
*	HSBC Bank USA	AVX Stock Fund	$ 1,749,856	$ 2,022,704
*	HSBC Bank USA	AVX Stock Bonus Fund	328,669	499,132

		Affiliate Company Common Stock:
*	HSBC Bank USA	Kyocera Stock Fund	951,933	922,389
*	HSBC Bank USA	Kyocera Stock Bonus Fund	756,591	1,044,262

		U.S. Government Securities:
*	HSBC Bank USA	Vanguard US Treasury Fund	2,225,342	2,225,342

		Mutual Funds:
*	HSBC Bank USA	T. Rowe Price Spectrum Income Fund	736,982	793,916
*	HSBC Bank USA	Janus Balanced Fund	406,885	405,374
*	HSBC Bank USA	Vanguard Index 500 Fund	479,300	495,666
*	HSBC Bank USA	Janus Fund	882,358	746,030
*	HSBC Bank USA	MFS Emerging Growth Fund	145,318	105,094
*	HSBC Bank USA	Templeton Foreign Fund	668,857	741,537
*	HSBC Bank USA	Lord Abbett Mid-Cap Value Fund	186,154	205,707
*	HSBC Bank USA	PIMCO Total Return Fund	371,329	365,488

		Allocated share of Seligman Equity Value Portfolio:
*	HSBC Bank USA	Master Trust net assets	1,734,525	2,048,812

*	HSBC Bank USA	Consolidated Loan Fund	1,021,282	1,021,282
		Total Investments	$ 12,645,381	$ 13,642,735

* Denotes a party-in-interest.

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AVX CORPORATION 401(k) PLAN FOR HOURLY PAID EMPLOYEES
PN 007
EIN 33-0379007
Schedule H, Line 4(j) -Schedule of Reportable Transactions
for the year ended December 31, 2003

(a)	(b)	(c)	(d)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/(Loss)

AVX Corporation	HSBC Short-term Temporary Investment Fund	$ 4,983,685	$ 4,983,685	$ -	$ 4,983,685	$ 4,983,685	$ -
AVX Corporation	T. Rowe Price Spectrum Income Fund	1,075,274	1,112,691	-	1,075,274	1,112,691	37,417
AVX Corporation	Vanguard Treasury Money Market Fund	1,126,208	1,126,208	-	1,126,208	1,126,208	-
AVX Corporation	Seligman Equity Value Portfolio	605,554	629,576	-	605,554	629,576	24,022
AVX Corporation	AVX Stock Fund	544,302	576,420	-	544,302	576,420	32,118

Column (e), lease rental, has been omitted from this schedule because it is not applicable.